SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

The New Home Company Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
645370107
(CUSIP Number)
December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.: 645370107
1	NAMES OF REPORTING PERSONS H. Lawrence Webb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,117,742 (1)
	6	SHARED VOTING POWER 8,040,965 (2)
	7	SOLE DISPOSITIVE POWER 1,117,742 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,117,742
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4% (3)
12	TYPE OF REPORTING PERSON (see instructions) IN

(1)
Consists of 1,073,790 shares of common stock, par value $0.01 per share, of the Issuer (“Common Stock”) held as of the date hereof by the Hadley-Webb Family Trust, of which Mr. Webb is a trustee (the “Webb Trust”) and 43,952 restricted stock units which will vest, and Mr. Webb will have the right to acquire, within 60 days of this filing.

(2)
Consists of the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons (as defined in this Schedule 13G) and the Separately Filing Group Members (as defined in this Schedule 13G), without duplication. The Reporting Persons have entered into certain agreements with the Separately Filing Group Members that provide for, among other things, director nomination rights and voting agreements with respect to the Common Stock held thereby. As a result, the Reporting Persons and the Separately Filing Group Members may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act. Each of Mr. Webb and the Webb Trust disclaims beneficial ownership of the shares held by the Separately Filing Group Members except to the extent of any pecuniary interest therein.

(3)
Based on: (i) 16,516,546 shares of Common Stock issued and outstanding as of November 4, 2015, as reported by Issuer in its most recent Form 10-Q filed November 5, 2015, plus (ii) an aggregate 4,025,000 shares of Common Stock issued in connection with the Company’s public follow-on offering on December 9, 2015, including full exercise of the overallotment option by the underwriters, plus (iii) 6,668 restricted stock units that vested following the date of the Issuer’s most recent Form 10-Q, plus (iv) 1,584 stock options that were exercised following the date of the Issuer’s most recent Form 10-Q, plus (v) 43,952 restricted stock units which will vest, and Mr. Webb will have the right to acquire, within 60 days of this filing, for a total of 20,593,750 shares of Common Stock outstanding.

SCHEDULE 13G

CUSIP No.: 645370107
1	NAMES OF REPORTING PERSONS Wayne Stelmar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 756,798 (1)
	6	SHARED VOTING POWER 8,040,965 (2)
	7	SOLE DISPOSITIVE POWER 756,798 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 756,798
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7% (3)
12	TYPE OF REPORTING PERSON (see instructions) IN

(1)
Consists of 721,672 shares of the Common Stock held as of the date hereof by the W and L Stelmar Trust Dated 5/26/06, of which Mr. Stelmar is a trustee (the “Stelmar Trust”) and 35,126 restricted stock units which will vest and Mr. Stelmar will have the right to acquire within 60 days of this filing.

(2)
Consists of the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons and the Separately Filing Group Members, without duplication. The Reporting Persons have entered into certain agreements with the Separately Filing Group Members that provide for, among other things, director nomination rights and voting agreements with respect to the Common Stock held thereby. As a result, the Reporting Persons and the Separately Filing Group Members may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act. Each of Mr. Stelmar and the Stelmar Trust disclaims beneficial ownership of the shares held by the Separately Filing Group Members except to the extent of any pecuniary interest therein.

(3)
Based on: (i) 16,516,546 shares of Common Stock issued and outstanding as of November 4, 2015, as reported by Issuer in its most recent Form 10-Q filed November 5, 2015, plus (ii) an aggregate 4,025,000 shares of Common Stock issued in connection with the Company’s public follow-on offering on December 9, 2015, including full exercise of the overallotment option by the underwriters, plus (iii) 6,668 restricted stock units that vested following the date of the Issuer’s most recent Form 10-Q, plus (iv) 1,584 stock options that were exercised following the date of the Issuer’s most recent Form 10-Q, plus (v) 35,126 restricted stock units which will vest, and Mr. Stelmar will have the right to acquire, within 60 days of this filing, for a total of 20,584,924 shares of Common Stock outstanding.

SCHEDULE 13G

CUSIP No.: 645370107
1	NAMES OF REPORTING PERSONS Joseph D. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 683,029 (1)
	6	SHARED VOTING POWER 8,040,965 (2)
	7	SOLE DISPOSITIVE POWER 683,029 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 683,029
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3% (3)
12	TYPE OF REPORTING PERSON (see instructions) IN

(1)
Consists of 647,903 shares of the Common Stock held as of the date hereof by the Joseph and Terri Davis Family Trust Under Declaration of Trust Executed on August 23, 1999, of which Mr. Davis is a trustee (the “Davis Trust”) and 35,126 restricted stock units which will vest, and Mr. Davis will have the right to acquire, within 60 days of this filing.

(2)
Consists of the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons and the Separately Filing Group Members, without duplication. The Reporting Persons have entered into certain agreements with the Separately Filing Group Members that provide for, among other things, director nomination rights and voting agreements with respect to the Common Stock held thereby. As a result, the Reporting Persons and the Separately Filing Group Members may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act. Each of Mr. Davis and the Davis Trust disclaims beneficial ownership of the shares held by the Separately Filing Group Members except to the extent of any pecuniary interest therein.

(3)
Based on: (i) 16,516,546 shares of Common Stock issued and outstanding as of November 4, 2015, as reported by Issuer in its most recent Form 10-Q filed November 5, 2015, plus (ii) an aggregate 4,025,000 shares of Common Stock issued in connection with the Company’s public follow-on offering on December 9, 2015, including full exercise of the overallotment option by the underwriters, plus (iii) 6,668 restricted stock units that vested following the date of the Issuer’s most recent Form 10-Q, plus (iv) 1,584 stock options that were exercised following the date of the Issuer’s most recent Form 10-Q, plus (v) 35,126 restricted stock units which will vest and Mr. Davis will have the right to acquire within 60 days of this filing, for a total of 20,584,924 shares of Common Stock outstanding.

SCHEDULE 13G

CUSIP No.: 645370107
1	NAMES OF REPORTING PERSONS Thomas Redwitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 478,448 (1)
	6	SHARED VOTING POWER 8,040,965 (2)
	7	SOLE DISPOSITIVE POWER 478,448(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 478,448
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3% (3)
12	TYPE OF REPORTING PERSON (see instructions) IN

(1)
Consists of 443,322 shares of the Common Stock held as of the date hereof by the Redwitz Family Trust Dated April 23, 1999, of which Mr. Redwitz is a trustee (the “Redwitz Trust”) and 35,126 restricted stock units which will vest, and Mr. Redwitz will have the right to acquire, within 60 days of this filing.

(2)
Consists of the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons and the Separately Filing Group Members, without duplication. The Reporting Persons have entered into certain agreements with the Separately Filing Group Members that provide for, among other things, director nomination rights and voting agreements with respect to the Common Stock held thereby. As a result, the Reporting Persons and the Separately Filing Group Members may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act. Each of Mr. Redwitz and the Redwitz Trust disclaims beneficial ownership of the shares held by the Separately Filing Group Members except to the extent of any pecuniary interest therein.

(3)
Based on: (i) 16,516,546 shares of Common Stock issued and outstanding as of November 4, 2015, as reported by Issuer in its most recent Form 10-Q filed November 5, 2015, plus (ii) an aggregate 4,025,000 shares of Common Stock issued in connection with the Company’s public follow-on offering on December 9, 2015, including full exercise of the overallotment option by the underwriters, plus (iii) 6,668 restricted stock units that vested following the date of the Issuer’s most recent Form 10-Q, plus (iv) 1,584 stock options that were exercised following the date of the Issuer’s most recent Form 10-Q, plus (v) 35,126 restricted stock units which will vest, and Mr. Redwitz will have the right to acquire, within 60 days of this filing, for a total of 20,584,924 shares of Common Stock outstanding.

CUSIP No.: 645370107		SCHEDULE 13G

Item 1	(a).	Name of Issuer:
The New Home Company Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:
85 Enterprise, Suite 450 Aliso Viejo, California 92656

Item 2	(a).	Name of Person(s) Filing:
H. Lawrence Webb; Wayne Stelmar; Joseph D. Davis; and Thomas Redwitz (collectively, the “Reporting Persons”)

Item 2	(b).	Address of Principal Business Office or, if none, Residence:
Principal business office for the Reporting Persons:
85 Enterprise, Suite 450 Aliso Viejo, California 92656
Item 2	(c).	Citizenship:
		H. Lawrence Webb	United States of America
		Wayne Stelmar	United States of America
		Joseph D. Davis	United States of America
		Thomas Redwitz	United States of America

Item 2	(d).	Title of Class of Securities:
Common Stock, $0.01 par value per share (the “Common Stock”)

Item 2	(e).	CUSIP Number:
645370107

Item 3.	Not Applicable.

Item 4.
Ownership:
Reference is made to Items 5-9 and 11 and the footnotes thereto on the cover pages to this Schedule 13G, which are incorporated by reference herein. The number of shares of Common Stock beneficially owned by the Separately Filing Group Members is based solely on the information contained in the filings made by the Separate Filing Members on or around the date hereof to report their beneficial ownership of shares of Common Stock within the meaning of Rule 13d-3.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:

The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the other persons referred to on Exhibit B attached to this Schedule 13G (the “Separately Filing Group Members”). It is the understanding of the Reporting Persons that the Separately Filing Group Members will or have filed separate reports to report their beneficial ownership of shares of Common Stock.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certification:
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2016

By:	/s/ H. Lawrence Webb
H. Lawrence Webb, an individual

By:	/s/ Wayne Stelmar
Wayne Stelmar, an individual

By:	/s/ Joseph D. Davis
Joseph D. Davis, an individual

By:	/s/ Thomas Redwitz
Thomas Redwitz, an individual

SCHEDULE 13G
EXHIBIT A
JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)
The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Common Stock of The New Home Company Inc. may be filed in a single statement on behalf of each of such persons.

Dated this 12th day of February, 2016

By:	/s/ H. Lawrence Webb
H. Lawrence Webb, an individual

By:	/s/ Wayne Stelmar
Wayne Stelmar, an individual

By:	/s/ Joseph D. Davis
Joseph D. Davis, an individual

By:	/s/ Thomas Redwitz
Thomas Redwitz, an individual

SCHEDULE 13G
EXHIBIT B
Separately Filing Group Members

IHP Capital Partners VI, LLC, a Delaware limited liability company
WATT/TNHC LLC, a California limited liability company
TCN/TNHC LP, a Delaware limited partnership